UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2007 Corporate Events Calendar

SIGNATURES

2007 Corporate Events Calendar

Fiat communicates the 2007 corporate events calendar: the 2006 consolidated results will be reviewed during the Board of Directors’ Meeting of January 25, 2007. On February 20, the 2006 Consolidated Financial Statements and the Preliminary Statutory Financial Statements will be presented. The Stockholders Meeting to approve the 2006 Financial Statements is scheduled to be held on April 5, significantly in advance with respect to previous years.

The enclosed 2007 corporate events calendar is available at the Company’s website www.fiatgroup.com.

Turin, December 1, 2006

2007 Corporate Events Calendar

date	Issues
January 25	• Fourth Quarter 2006 Results and 2006 Full Year Results
February 20	• 2006 Statutory and Consolidated Financial Statements
April 5	• Stockholders Meeting
April 23	• First Quarter 2007 Results
July 24	• Second Quarter Results and First-Half Report
October 24	• Third Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney